7/18

02055717

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IEI Energy Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 1032 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 11/5/02

82-7032

02 JUL 1

AR/S
12-31-01

IEI ENERGY INC.

2001 ANNUAL REPORT

TO OUR SHAREHOLDERS

IEI Energy Inc. ("Energy"), previously named Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") initiated on November 23, 2001. Under the Plan, completed on April 30, 2002, the operations of Old Imperial were divided into two distinct businesses, one focused on oil and natural gas and the other focused on mining. The Plan also satisfied a major portion of the debt of Old Imperial through a cash payment of $1 million and the issuance of approximately 77 million common shares. The common shares of Old Imperial were then consolidated on the basis of one new common share for each 10 old common shares, including all common shares issued to the creditors of Old Imperial under the Plan, reducing total issued and outstanding common shares to approximately 15,769,000. The Plan was widely supported and was approved by a majority of more than 95% of the creditors and shareholders who voted on March 7, 2002.

All of the mining assets of Old Imperial, including the name Imperial Metals Corporation, were transferred to a new company ("New Imperial") which was listed for trading on the Toronto Stock Exchange on April 25, 2002 under the symbol "III". The shareholders of Old Imperial received one share of New Imperial and one share of Energy for each one share of Old Imperial, after consolidation. At the time of writing, New Imperial and Energy each had approximately 15,769,000 common shares issued and outstanding.

Energy is now a Calgary based oil and natural gas company which has made application for listing on the TSX Venture Exchange.

The asset base of Energy presently consists of 11 producing and 3 non-producing oil and natural gas properties located across the Western Canadian Sedimentary Basin together with a portfolio of marketable securities and investments. The oil and natural gas properties provide a broad cross section of reservoir types and geological formations, increasing security and stability of production.

Energy's oil and natural gas properties are presently producing an average of 140 boe/d based upon a 6 mcf of natural gas to 1 boe conversion ratio. The major portion of this production consists of natural gas, which is presently averaging 763 mcf/d. Production from the 11 producing properties is mainly distributed among 7 properties.

Energy's primary objective is to expand its producing oil and natural gas property portfolio in Western Canada through asset and corporate acquisitions that present high quality exploitation, development and exploration opportunities.

Initially, Energy will carry on business with minimal staff, relying on its Board and on technical and financial consultants and advisors to pursue its objectives. At this stage of its growth, Energy will be opportunity driven. As production and revenues increase, Energy will hire experienced management with exploration, development and operating expertise in the Western Canadian Sedimentary Basin.

Energy's acquisition and development criteria will be based upon creating shareholder value and will include, but not be limited to:

(a) payback period;
(b) anticipated rate of return;
(c) additional development opportunities;
(d) reserve life;
(e) infrastructure cost; and
(f) value add opportunities.

Energy's portfolio of marketable securities have a current market value as of April 30, 2002 of approximately $5,733,000. The debt associated with this portfolio is approximately $4,983,000. Energy intends to liquidate this portfolio over time to generate cash for the expansion of its oil and natural gas business.

Energy has emerged from its reorganization with a sound portfolio of oil and natural gas assets that it can build upon to create shareholder value. It has a solid balance sheet, positive cash flow and the ability to draw on a broad base of industry expertise to identify and structure opportunities for growth in the oil and natural gas business.

Larry Moeller
President

Note to Shareholders:
Old Imperial shares registered in the name of the shareholder must be submitted to Computershare for exchange to New Imperial and Energy shares, as outlined in the Letter of Transmittal mailed to shareholders in February 2002. A copy of the Letter of Transmittal can be obtained through the website www.sedar.com under "Company Profiles". Select IEI Energy Inc. and print "Other – PDF 119K" dated February 8, 2002.

Management's Discussion & Analysis

General

After year-end, IEI Energy Inc. ("Energy"), previously named Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan"). The Plan was approved by creditors and shareholders of Energy on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Energy divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Energy's oil and natural gas assets and investment assets were retained in Energy and all of Energy's mining assets including associated debt and the name "Imperial Metals Corporation" were transferred to a new company that will focus exclusively on the mining business ("New Imperial").

Prior to the completion of its reorganization in April 2002 Energy was an established mine development and operating company. It operated and held a 100% (2000 – 52.5%) interest in the Mount Polley Mine and a 50% interest in the Huckleberry Mine both located in central British Columbia. Energy also owned the Similco and Goldstream copper mines, both of which were suspended in 1996, and various exploration properties, the most advanced of which are Silvertip in Northern British Columbia and Sterling in Nevada.

This management discussion and analysis reviews the operations of Energy up to the reporting date of December 31, 2001 when the primary focus of Energy was mining, a business that Energy no longer carries on. Now that the reorganization of Energy has been completed, future reports will provide analysis of the oil and natural gas and related initiatives of Energy.

Results of Operations

Financial Results
Operating revenues increased to $112.0 million for the year ended December 31, 2001 from $94.4 million in the year ended December 31, 2000. Inclusion of 100% of the revenues from the Mount Polley Mine as a result of the December 31, 2000 acquisition of the remaining interest accounted for an increase of $28.5 million however this increase was largely offset by lower metal prices as the average realized metals prices in the year 2001 fell from the price levels recorded in the year 2000.

Cash flow from operations (before net change in working capital) was unfavourably impacted by these factors, as it fell to $7.9 million from $8.9 million in the year ended December 31, 2000.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of low metal prices. The costs associated with the suspension of mining operations at the Mount Polley Mine and the writedown of the Mount Polley Mine carrying value along with writedowns of mineral exploration properties resulted in a net loss of $19.4 million ($0.24 per share preconsolidation - $2.40 per share post consolidation) compared to net loss of $2.5 million ($0.03 per share pre consolidation - $0.30 per share post consolidation) in the prior year.

Mineral Operations
Mineral revenues increased to $109.4 million in 2001 from $91.8 million in the prior year. After deduction of mineral production, treatment and transportation costs but before financing charges, depletion and depreciation, Energy recorded cash flow of $9.7 million from its former mining operations in 2001 compared to cash flow of $15.6 million in 2000. In the six months ended June 30, 2000 the Mount Polley Mine and the Huckleberry Mine operated under an Economic Plan from the Job Protection Commission of BC and realized benefits of approximately $1.6 million during that period. The Economic Plans for the two mines expired in June 2000.

Administration and Capital Taxes
Administration expenses declined to $0.8 million from $1.3 million in 2000 as a result of cost reductions. Capital taxes remained unchanged at $0.2 million.

Interest Expense
Interest expense on long term debt decreased substantially from $9.8 million in 2000 to $5.6 million due to the debt reduction on the Mount Polley Mine effective December 31, 2000 as a result of the purchase of Sumitomo Corporation's interest in the Mount Polley Mine and lower borrowing rates in 2001 compared to 2000. Interest expense on short term debt increased by $0.5 million to $1.5 million as a result of higher average levels of short term debt and interest on provincial sales tax assessments.

Foreign Exchange Losses
During both 2001 and 2000 the majority of Energy's former long term debt was denominated in US Dollars. At December 31, 2000 the Mount Polley debt was converted to Canadian Dollar denominated debt as part of the purchase of Sumitomo Corporation's interest in the Mount Polley Mine. In the year ended December 31, 2001 the Canadian Dollar weakened against the US Dollar similar to the year 2000. The larger current portion of long term debt at December 31, 2001 compared to December 31, 2000 served to magnify the amount of the losses which totaled $1.8 million in 2001 compared to $1.4 million in 2000. The exchange rate on the date of repayments will be used in calculating the ultimate foreign exchange gain or loss on the debt. The December 31, 2000 settlement and conversion of the debt owed to Sumitomo Corporation from a US$ denominated debt to a Cdn$ denominated debt on acquisition of Sumitomo Corporation's interest in the Mount Polley Mine reduced exposure to US$ denominated debt by about 50% from the level throughout most of the year 2000.

Other foreign exchange losses increased to $0.7 million from $0.5 million resulting from a higher loss on US Dollar denominated accounts receivable due to a combination of factors including the volatility of the exchange rate, a higher level of receivables, and timing of cash receipts.

Equity Losses in Affiliates and Gains on Sales of Investments
Colony Pacific Explorations Ltd. ceased to be an affiliate early in 2001 on the completion of a merger with zed.*i.* solutions inc. and during 2000, Cathedral Gold Corporation acquired Directional Plus Ltd. in a share exchange transaction and changed its name to Cathedral Energy Services Ltd. Both these transactions reduced the percentage of common shares held by Energy in these companies to less than 20% and accordingly Energy ceased to equity account for these investments after the dates of the transactions. The equity loss in affiliates totaled $0.1 million in 2001, down from a loss of $0.4 million in 2000.

Starting in the year 2000, Energy reduced its ownership in Cathedral Energy Services Ltd. by selling most of the shares of Cathedral it owned, realizing gains of $0.3 million in the year 2000 and $0.8 million in the year 2001. The proceeds from these sales were used to reduce short term debt.

Mount Polley Mineral Property Writedown
Energy recorded a writedown of $3.1 million on the Mount Polley Mine producing mining property, plant and equipment, net of related cost reductions as a result of suspension of mining operations effective September 30, 2001. Note 7 of the financial statements provides further details on the components of this writedown.

Writedown of Marketable Securities
The decline in equity markets for mining companies reduced the market value of Energy's portfolio of marketable securities requiring a writedown of $1.0 million in 2001 compared to a writedown of $1.5 million in 2000.

Taxes
A tax expense of $0.5 million was recorded in the year ended December 31, 2001 on a pretax loss of $18.6 million, compared to a tax expense of $0.5 million on pretax loss of $2.0 million in the prior year. The effective

tax recovery rates were significantly less than the expected 44.6% in 2001 and 45.6% in 2000 due to the non-recognition of operating loss carry forwards and BC mineral and Federal large corporation taxes. Because of the uncertainty surrounding the timing of realizing the benefit of the future income tax assets, a valuation allowance has been provided at both December 31, 2001 and 2000.

Liquidity & Capital Resources

Cash Flow from Operations
As a result of lower operating margins cash flow from operations (before net change in non-cash operating balances) fell to $7.9 million in 2001 from $8.9 million in 2000.

Working Capital
Working capital, excluding current portion of former long term debt of $31.5 million, increased slightly to $1.7 million at year end compared to $1.5 million at December 2000. After year end, all of Old Imperial's mining assets including associated debt and the name "Imperial Metals Corporation" were transferred to New Imperial. Refer to Note 21 to the financial statements for further details on the proforma working capital of the two companies.

Property Expenditures
Property acquisition and development expenditures totaled $8.5 million in 2001 versus $13.1 million in the year 2000. Expenditures on exploration properties totaled $0.7 million in 2001 compared to $0.6 million in 2000. Oil and natural gas property additions increased to $1.0 million in 2001 from $0.1 million in 2000 as Energy purchased an interest in three producing properties for $0.6 million. The balance of expenditures in both years were for Mount Polley and Huckleberry Mine ongoing capital projects, including tailings dam construction and in 2000, the grinding improvement project at the Huckleberry Mine.

Acquisitions
Effective December 31, 2000 Energy acquired Sumitomo Corporation's interest in the Mount Polley Mine. Refer to Note 4 to the financial statements for further details.

Debt and Equity Financing
During the year ended December 31, 2001 Energy had three short term credit facilities. A revolving $7.0 million concentrate advance facility for the Mount Polley Mine assisted Energy with financing its former Mount Polley Mine working capital requirements. There was no balance outstanding on this facility at year end. Two revolving credit facilities totaling $4.4 million provided support for Energy's day to day non-mine corporate operations. At December 31, 2001 a total of $4.4 million was drawn on these facilities. The maturity date on these facilities was extended to June 30, 2003 and the balances reclassified to long term debt. A portion of this debt, $1.4 million, was settled and paid with common shares as part of the Plan of Arrangement as further described in Note 2 and 21 to the financial statements.

All of the long term project debt on Energy's balance sheet at December 31, 2001 was assumed by New Imperial pursuant to the Plan. This debt was non-recourse to Energy as it was secured by the mining properties on which the funds were invested. All of energy's mining properties have now been transferred to New Imperial. Long term debt additions from the reclassification of the short term debt totaled $4.1 million during the year ended December 31, 2001, compared to an increase of $1.8 million from new debt raised in 2000.

In 1998, declining metal prices reduced profitability and cash flow and in mid-1998 an Economic Plans were established by the Job Protection Commission of British Columbia for both the Mount Polley and Huckleberry Mines. Among other provisions of the Economic Plans, repayment of the long term project debt was rescheduled to more closely match repayment obligations to cash flow from the mines. During 2001 $5.9 million in long term project debt was repaid compared to $4.2 million in 2000. Other debt of $4.4 million was repaid on the rollover of long term debt maturing during in the year 2001.

Declines in metal prices toward the end of 1998 negatively impacted the ability of the Huckleberry Mine to repay its long term project debt. In December 1998 Huckleberry could not meet all of its obligations for payment of interest on long term project debt and it became apparent that Huckleberry would be unable to fully satisfy its loan payments as then scheduled and would require additional funding. A financial restructuring package for Huckleberry was completed in June 1999 and this resulted in a deferral of repayment of all principal and interest payments during the period 1999 to 2001 on the majority of Huckleberry's debt. For the years 2000 and 2001 payments of principal and interest on the Huckleberry debt were dependent on available cash. Repayment of long term project debt and related accrued interest was further deferred by the lenders after December 31, 2001. As a result of the Plan, the Huckleberry project debt will no longer be carried on the balance sheet of Energy.

Concurrent with the acquisition of the Mount Polley Mine effective December 31, 2000, Energy issued $4.7 million of 8% Debentures subordinated secured convertible debentures (the "8% Debentures"). These funds were used to repay short term bridge financing loans on the acquisition of the Mount Polley Mine. All of the debt and accrued interest associated with the 8% Debentures was settled by the issuance of shares upon the Plan becoming effective in April 2002. Energy has no further obligations with respect to the 8% Debentures. Refer to Notes 2 and 21 of the financial statements for further details.

Restructuring of the project debt owing to Sumitomo Corporation on the Mount Polley Mine at December 31, 2000 reduced the Mount Polley project debt at that date from US$33.2 million to Cdn$10.1 million. Payments of $5.2 million were made on this debt in 2001 with the remaining amounts repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the mine continuing to operate. The suspension of operations at the Mount Polley Mine has deferred all payments due for the month of October 2001 and beyond until the mine is back in production. As a result of the Plan, the Mount Polley project debt will no longer be carried on the balance sheet of Energy.

Oil & Natural Gas Assets
Subsequent to December 31, 2001 and upon completion of the Plan, the asset base of Energy consists of 11 producing and 3 non-producing oil and natural gas properties located across the Western Canadian Sedimentary Basin together with a portfolio of marketable securities and investments.

Energy's oil and natural gas properties are presently producing an average of 140 boe/d based upon a 6 mcf of natural gas to 1 boe conversion ratio. The major portion of this production consists of natural gas, which is presently averaging 763 mcf/d. Revenues over the last 4 years were as follows:

	Years Ended December 31			
	2001	**2000**	**1999**	**1998**
Revenue, net of royalties	$1,388,761	$597,931	$551,674	$534,364
Operating costs	$216,548	$164,536	$188,760	$187,540
Operating margin	$1,172,213	$433,395	$362,914	$346,824

Energy 's primary objective is to expand its producing oil and natural gas property portfolio in Western Canada through asset and corporate acquisitions that present high quality exploitation, development and exploration opportunities.

Completion of the Plan and transformation of Energy into an oil and natural gas exploration, development and production company with profitable operations together with the existing cash and other non-cash resources of Old Imperial, should be sufficient to meet Energy's operating and capital needs for the coming year.

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
March 27, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to examine the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non management Directors, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Pierre B. Lebel
President

André H. Deepwell
Chief Financial Officer

March 7, 2002

IMPERIAL METALS CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

ASSETS	2001	2000
Current Assets		
Cash and cash equivalents	$2,700,175	$1,760,192
Marketable securities [Market value – $3,834,249 (2000 - $3,501,315)]	3,523,663	3,322,957
Accounts receivable	6,892,746	9,822,439
Inventory (Note 5)	4,848,071	7,103,812
	17,964,655	22,009,400
Investments (Note 6)	-	1,855,856
Mineral Properties (Notes 3 and 7)	69,085,490	86,718,250
Future Site Reclamation Deposits	7,665,075	5,531,246
Other Assets (Note 8)	7,211,126	4,725,759
	$101,926,346	$120,840,511
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$16,240,575	$20,194,076
Short term debt (Note 9)	-	358,000
Current portion of limited recourse long term debt (Notes 3 and 10)	31,507,776	5,497,726
Current portion of other long term debt (Notes 3 and 10)	-	262,740
	47,748,351	26,312,542
Limited Recourse Long Term Debt and Accrued Interest (Notes 3 and 10)	46,036,627	69,267,224
Other Long Term Debt (Notes 3 and 10)	4,400,000	4,650,000
Convertible Debentures (Note 11)	2,692,717	-
Other Long Term Liabilities	-	1,753,665
Future Site Reclamation Costs	8,987,548	9,613,775
	109,865,243	111,597,206
(CAPITAL DEFICIENCY) SHAREHOLDERS' EQUITY		
Share Capital (Note 12)	17,364,804	17,320,462
Share Purchase Warrants (Note 12)	303,177	303,177
Equity Component Convertible Debentures (Note 11)	2,188,029	-
Deficit	(27,794,907)	(8,380,334)
	(7,938,897)	9,243,305
	$101,926,346	$120,840,511

Continuing Operations and Contingent Liability (Notes 2 and 18)

Approved by the Board:

Larry G.J. Moeller
Director

Pierre B. Lebel
Director

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Mineral, net of royalties	$109,441,764	$91,840,310
Other	2,582,318	2,593,830
	112,024,082	94,434,140
EXPENSES		
Mineral production, treatment and transportation	99,931,893	76,412,958
Depletion, depreciation and amortization	13,839,081	13,516,005
Administration	839,738	1,306,376
Capital taxes	178,744	170,824
Interest on long term debt	5,593,566	9,763,508
Other interest	1,509,062	967,308
Foreign exchange loss on long term debt	1,789,590	1,416,636
Other foreign exchange loss	736,446	459,364
	124,418,120	104,012,979
OPERATING LOSS	12,394,038	9,578,839
Deduct (Add)		
Equity loss in affiliates	77,449	360,017
Gain on sale of investments	(758,563)	(343,746)
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations (Note 7)	3,138,390	-
Gain on restructuring of interest in Mount Polley Mine and related long term debt (Note 4)	-	(9,034,665)
Writedown of mineral properties	2,777,354	84,567
Writedown of marketable securities	989,247	1,541,702
Other	268,540	(154,863)
	6,492,417	(7,546,988)
LOSS BEFORE TAXES	18,886,455	2,031,851
Income and mining taxes (Note 13)	528,118	487,340
NET LOSS	19,414,593	2,519,191
Deficit, Beginning of Year	8,380,334	6,069,813
Transfer to deficit of value of expired warrants (Note 12)	-	(208,670)
Deficit, End of Year	$27,794,907	$8,380,334
Loss Per Share (Note 14)	$0.24	$0.03

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES		
Net (loss)	$(19,414,573)	$(2,519,191)
Items not affecting cash flows		
Depletion, depreciation and amortization	13,839,081	13,516,005
Equity loss in affiliates	77,449	360,017
Gain on sale of investments	(758,563)	(343,746)
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations	3,138,390	-
Gain on restructuring of interest in Mount Polley Mine and related long term debt	-	(9,034,665)
Writedown of mineral properties	2,777,354	84,567
Foreign exchange loss on long term debt	1,790,590	1,416,636
Accrued interest on long term debt	4,574,100	5,025,558
Other	1,882,717	414,529
	7,906,545	8,919,710
Net change in non-cash operating balances (Note 20)	5,914,614	5,031,949
Cash provided by operating activities	13,821,159	13,951,659
FINANCING ACTIVITIES		
Repayment of long term debt	(10,318,009)	(4,562,861)
Increase in long term debt	4,100,000	1,798,046
Convertible debentures, net of issue costs of $82,301 (Note 11)	4,587,699	-
Decrease in other long term liabilities	(1,753,665)	(807,127)
Issue of common shares	44,342	61,616
Cash (used in) financing activities	(3,339,633)	(3,510,326)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	10,481,526	10,441,333
INVESTMENT ACTIVITIES		
Acquisition and development of properties	8,516,250	13,112,620
Increase in future site reclamation deposits	2,133,829	172,471
Other	(1,108,536)	(942,245)
Cash used in investment activities	9,541,543	12,342,846
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	939,983	(1,901,513)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,760,192	3,661,705
CASH AND CASH EQUIVALENTS, END OF YEAR	$2,700,175	$1,760,192

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES		
Interest expense paid	$1,391,306	$3,048,008
Interest income received	$509,169	$769,538
Taxes paid	$382,619	$306,931

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

In conjunction with the restructuring of the long term debt on the existing 52.5% joint venture interest (Note 10(a)), the Company acquired, effective December 31, 2000, the remaining 47.5% interest in the Mount Polley Joint Venture in exchange for assuming all the assets and liabilities of the joint venture as described in Note 4.

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries and partnerships.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Investments are written down when an impairment that in the opinion of management has occurred that is other than temporary.

Marketable Securities

Marketable securities are carried at the lower of cost and market value. Certain of the Company's marketable securities with a carrying value of $2,035,884 (2000 - $3,106,147) and a market value of $2,035,884 (2000 - $3,106,147) have been pledged as security for $4,951,415 (2000 - $4,910,991) of amounts included in accounts payable and accrued liabilities.

Inventory

Gold, copper and molybdenum concentrates are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Mineral Properties

Producing Mining Property, Plant and Equipment
Producing mining property, plant and equipment is carried at cost less accumulated depletion and depreciation. Depletion and depreciation are computed primarily by property on the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost of $11,301,613 (2000 - $10,510,351) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	3-8 years
Office, computer and communications equipment	3-10 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

The Company recognizes writedowns for impairment where the carrying values of producing mining property, plant and equipment exceeds its estimated long term net recoverable value.

Pre-production and Exploration Properties
The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Future Site Reclamation Costs

The estimated costs for reclamation of producing resource properties are accrued and charged to operations over commercial production based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing resource properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated. Actual site reclamation costs will be deducted from the accrual.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Debt Issue Costs

Debt issue costs are capitalized and amortized over the term of the debt to which they relate.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when the concentrates are loaded on trucks or rail cars for shipment to a smelter. The estimated revenue is subject to adjustment upon final settlement, which is usually four to five months after the date of shipment.

These adjustments reflect changes in metal prices, changes in currency rates and changes in quantities arising from final weight and assay calculations. When recording this estimated revenue, the Company makes a provision for these potential adjustments.

Oil and Natural Gas revenue is recorded in the financial statements when title and risk of the oil and natural gas pass to the buyer, the price has been fixed and collection is reasonably assured. Management fee revenue is recorded as services are performed by the Company.

Hedge Contracts

The Company may enter into contracts as a hedge against currency and commodity price fluctuations for a portion of anticipated revenue and production. Any gains or losses on these contracts are recorded in sales when the hedged production is delivered and/or related revenue recognized.

Joint Ventures

A portion of the Company's exploration and operating activities is conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occurred except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income except for exchange gains and losses on long term monetary items which are deferred and amortized over the remaining life of the monetary item.

Segmented Information

The Company operates substantially in Canada and in one segment, the mining industry.

Share Based Compensation Plans

The Company has two share based compensation plans, which are described in Note 12. No compensation expense is recognized for the plans when shares or share options are issued to directors, officers and employees. Any consideration paid by directors, officers and employees on exercise of share options or purchase of shares is credited to share capital. Compensation expense is determined when stock options are issued to non-employees and non-directors and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

Earnings Per Share

During the year ended December 31, 2001, the Company retroactively adopted the treasury stock method for the calculation of fully diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard. As a result of this change, fully diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of convertible debentures and stock options and are excluded from the computation if their effect is anti-dilutive. The impact of this change in accounting policy on the current and comparative fully diluted earnings per share was not material.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. CONTINUING OPERATIONS AND SUBSEQUENT EVENTS

These financial statements have been prepared on the basis that the Company is a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the year ended December 31, 2001 the Company recorded a net loss of $19,414,573 (year ended December 31, 2000 - $2,519,191) principally as a result of the continued depressed state of metal prices. In addition, at December 31, 2001 the Company owes a total of $9.1 million of non project debt inclusive of a $4.7 million secured debenture.

On November 23, 2001 the Company voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan applies to the Company and two of its wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited (collectively the "Petitioners").

Under the Plan, it was proposed that the Company divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets will be retained in the Company and a new company, to be owned by the shareholders of the Company, will be established to hold the mining assets.

As part of the Plan, it was proposed that the convertible debentures (Note 11) and a portion of the long term debt (Note 10(e)) be exchanged for common shares. The unsecured creditors of the Petitioners owed less than $5,000 will receive cash in full payment of amounts owed, unsecured creditors owed more than $5,000 but less than or equal to $20,000 will receive $5,000 in cash and the remainder in shares while unsecured creditors owed more than $20,000 will receive a combination of cash and shares in payment of their debt.

The Plan was approved by the Company's shareholders and debtholders in March 2002 with the effect that accounts payable and accrued liabilities, the convertible debentures and long term debt at December 31, 2001 in the amounts of $3,521,957, $4,724,249 and $1,400,000 respectively, were exchanged for 76,895,631 common shares of the Company. In addition, the assets and liabilities of the mining operations were transferred into a new company, IMI Imperial Metals Inc. For details of the effect of the Plan, see Note 21.

The continuation of the Company is dependent on its ability to generate positive cash flow from its oil and gas operations and other investments. The continuation of the successor company, IMI Imperial Metals Inc., which will hold the mining assets is dependent on its ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

In 1998 the Company acquired a 60% interest and joint control of Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet all of its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (Notes 10 (b) and (c) (the "Lenders")). As a result, Huckleberry negotiated a financial restructuring package in March 1999, which, among other provisions, resulted in a deferral of all principal and interest payments during 1999 on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan and after April 1, 1999 on the Huckleberry Mine Working Capital Loan. For the years 2000 and 2001, payments of principal and interest were dependent on available cash. At December 31, 2001, Huckleberry's aggregate long term debt and accrued interest amounted to $147 million of which the Company's share is $73 million.

On January 1, 2002 Huckleberry was obligated to repay the portion of the Huckleberry Mine Construction Loan and all accrued unpaid interest thereon aggregating US$30.3 million which was deferred as part of the financial restructuring package. On December 27, 2001 the repayment date on the Huckleberry Mine Construction Loan of January 1, 2002 was extended to March 31, 2002 and on March 15, 2002 extended to September 30, 2002. The remaining principal and interest owing by Huckleberry on September 30, 2002 is estimated to be approximately US$16.0 million and US$18.6 million, respectively. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry were unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's, and subsequent to the completion of the Plan, IMI Imperial Metals Inc.'s (see Note 2 and 21), share of Huckleberry's carrying value of assets and liabilities in the amount of $67,111,367 and $79,150,785, respectively, and the balance sheet classifications used. Such adjustments would not have a material effect on the ongoing operations of the Company excluding its interest in Huckleberry.

4. REORGANIZATION OF INTEREST IN MOUNT POLLEY MINE AND SETTLEMENT OF RELATED DEBT

The Company's previous 52.5% joint venture interest in the Mount Polley mining property, plant and equipment and related assets and liabilities (the "Mount Polley Net Assets") were financed by the Mount Polley Construction Loan ("the Mount Polley Loan") which was secured by such assets on a non-recourse basis. The other 47.5% interest in the joint venture was owned and ultimately controlled by the entity which provided the Mount Polley Loan. During the year ended December 31, 2000 the Company defaulted on its principal repayment obligations under the Mount Polley Loan giving the lender the right to realize on its security and acquire 100% of the Mount Polley Net Assets.

Pursuant to an agreement effective December 31, 2000, the Company agreed to acquire the 47.5% interest it did not previously own in the Mount Polley Net Assets and settle the amount owing under the Mount Polley Loan. As a result of this restructuring, the Company agreed to make payments of up to $11.5 million (secured on a non-recourse basis), certain of which are contingent upon the continuing operation of the Mount Polley mine as described in Note 10(a), and assume all mine reclamation costs and other costs incurred in respect of the operations of the Mount Polley Mine. Following this restructuring the obligations relating to the Company's 100% interest in the Mount Polley Net Assets comprised the following:

Working capital deficit, including cash of $219,185	$(2,714,185)
Mineral property	17,996,020
Current portion of long term debt	(5,278,209)
Long term debt payable over ten years discounted at 7%	(5,056,101)
Other long term liabilities	(1,556,359)
Future site reclamation costs	(3,391,166)
	$ -

In accounting for the restructuring the Company has written down the carrying value of the Mount Polley mineral properties to an amount which equals the obligations related thereto detailed above effective December 31, 2000. It was management's view that this amount did not exceed the net realizable value of the mineral properties based on estimated future net cash flows calculated using estimated recoverable reserves. The gain on restructuring, being the gain on settlement of the Mount Polley Loan in excess of the additional obligations assumed and writedown in the carrying value of the Mount Polley mineral property, amounted to $9,034,665 and is included in the statement of loss for the year ended December 31, 2000.

During the year ended December 31, 2001 the Company suspended mining operations at Mount Polley and recognized a further writedown of the Mount Polley Net Assets of $3,138,390 as described in Note 7. At December 31, 2001 the Mount Polley Net Assets amount to a deficiency of $1,908,361.

5. INVENTORY

	2001	2000
Concentrate and bullion work in process	$363,735	$1,256,711
High grade ore stockpile	-	908,109
Supplies	4,484,336	4,938,992
	$4,848,071	$7,103,812

6. INVESTMENTS

	2001		2000	
	Ownership %		Ownership %	
Significantly influenced affiliates				
Colony Pacific Explorations Ltd.	-	$ -	52.0	$1,014,241
	-	-		1,014,241
Other				
Anglesey Mining plc	-	-	3.0	391,420
Cathedral Energy Services Ltd.	-	-	5.6	450,195
		-		841,615
		$ -		$1,855,856

On June 15, 2000 Cathedral Gold Corporation ("Cathedral") merged with Directional Plus Ltd. to form Cathedral Energy Services Ltd. and ceased to be a significantly influenced affiliate. The investment in Cathedral Energy Services Ltd. is being accounted for using the cost method commencing on the above noted date and during 2001 was reclassified to marketable securities.

At December 31, 2000 the Company owned 47% of the issued and outstanding shares of Colony Pacific Explorations Ltd. ("Colony") on a fully diluted basis and recorded its investment in Colony using the equity method on the basis that it exercised significant influence over Colony.

On March 29, 2001 Colony Pacific Explorations Ltd. merged with zed.*i* solutions inc. ("zed.*i*") and ceased to be a significantly influenced affiliate. The investment in zed.*i* is being accounted for using the cost method commencing on the above noted date and subsequently was reclassified to marketable securities.

7. MINERAL PROPERTIES

	Cost	Accumulated Depletion, Depreciation & Writedowns	2001 Net Book Value	2000 Net Book Value
Producing mining property, plant and equipment				
Mineral properties	$30,533,076	$27,141,694	$3,391,382	$7,464,211
Buildings, machinery and equipment	96,841,471	66,481,487	30,359,984	39,907,658
Tailings and reclaim facilities	40,676,793	19,659,560	21,017,233	20,385,313
Mobile mine equipment and vehicles	13,708,652	9,500,605	4,208,047	6,773,727
Land	70,490	-	70,490	70,490
	181,830,482	122,783,346	59,047,136	74,601,399
Exploration Properties				
Acquisition and exploration costs	14,774,638	4,736,284	10,038,354	12,116,851
	$196,605,120	$127,519,630	$69,085,490	$86,718,250

During the year ended December 31, 2001 the Company recorded a writedown of $3,138,390 of its producing property, plant and equipment, net of related cost reductions, at the Mount Polley mine as a result of the suspension of mining operations.

Details of this writedown were as follows:

Writedown of mineral properties	$8,686,675
Less:	
Recovery of accrued wages previously deferred	(1,221,830)
Reduction in anticipated future site restoration costs	(1,645,592)
Reduction in provision for equipment maintenance	(2,680,863)
	$3,138,390

8. OTHER ASSETS

	2001	2000
Loan receivable	$1,250,000	$1,250,000
Equipment and leasehold improvements	161,699	197,717
Oil and natural gas properties	1,590,065	808,405
Debt issue costs	36,557	-
Deferred foreign exchange	4,172,805	2,469,637
	$7,211,126	$4,725,759

The loan receivable represents the other venturers' share of a credit facility provided by the Company to its 50% investee, Huckleberry. Interest on the loan is calculated at bank prime rate plus 1.2% and the loan is secured by a $2.5 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry. Repayments of principal, and payment of interest, are due June 15th and December 15th of each year and are subject to available cash flow. Based on expected cash flows for the year 2002 none of this loan has been classified as current.

9. SHORT TERM DEBT

	2001	2000
Concentrate advance facility of $7 million from a company related to the former joint venture partner of the Mount Polley Mine repayable on demand with interest at bank prime rate plus 1% and secured by a first charge on the Company's interest in concentrate from the Mount Polley Mine.	$ -	$358,000

10. LONG TERM DEBT

	Note	2001	2000
Mount Polley Mine Construction Loan	(a)	$5,289,434	$10,071,570
Mount Polley Conditional Sales Agreement		-	262,740
		5,289,434	10,334,310
Huckleberry Mine Construction Loan	(b)	47,778,000	45,006,000
Huckleberry Mine Infrastructure Loan	(c)	7,248,763	7,248,763
Huckleberry Mine Conditional Sales Agreement	(d)	574,989	1,023,887
Huckleberry Mine Accrued Interest		16,653,217	11,414,730
		72,254,969	64,693,380
Credit facility	(e)	3,000,000	3,000,000
Advances payable	(f)	1,400,000	1,650,000
		4,400,000	4,650,000
		81,944,403	79,677,690
Less portion due within one year		(31,507,776)	(5,760,466)
		$50,436,627	$73,917,224
Total long term debt consists of:			
Limited recourse long term debt and accrued interest		$77,544,403	$74,764,950
Other long term debt		4,400,000	4,912,740
		$81,944,403	$79,677,690

The Huckleberry Mine loans and accrued interest represent the Company's 50% interest in Huckleberry and are repayable solely by Huckleberry and therefore the Huckleberry long-term debt is non-recourse to the Company.

Minimum principal payments, including accrued interest outstanding at December 31, 2001, due in the next five years and thereafter are as follows:

	US$ Denominated Loans	Cdn$ Denominated Loans	Cdn$ Total
Year ended December 31, 2002	US$18,687,681	Cdn$7,521,483	$37,283,484
Year ended December 31, 2003	2,001,000	5,400,000	8,586,793
Year ended December 31, 2004	2,999,000	1,000,000	5,776,207
Year ended December 31, 2005	4,999,000	1,000,000	8,961,407
Year ended December 31, 2006	9,998,000	124,263	16,047,078
Payment date not determinable (Note (a))	-	5,289,434	5,289,434
	US$38,684,681	Cdn$20,335,180	$81,944,403

(a) Mount Polley Mine Construction Loan

Loan from a company related to the former joint venture partner of the Mount Polley Mine in the amount of $6,300,000 (2000 - $10,071,570) with interest accruing at 7% per annum secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley Mine. An agency fee of 0.5% was also payable on the outstanding loan balance to November 30, 2000.

	2001	2000
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. Any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$6,300,000	$11,500,000
Less portion representing interest at 7% per annum	(1,010,566)	(1,428,430)
	5,289,434	10,071,570
Less portion due within one year	-	(5,015,469)
	$5,289,434	$5,056,101

As a result of the suspension of mining and milling operations at the Mount Polley Mine during the year ended December 31, 2001 the repayment dates on this debt are not determinable.

During the year ended December 31, 2000 the Lender amended and restructured the loan as described in Note 4. During the year ended December 31, 1999 the Lender agreed to amend the repayment terms in exchange for a share purchase warrant entitling the Lender to acquire up to 2,000,000 common shares of the Company until December 31, 2002 at a price of $1.00 per share if exercised on or prior to December 31, 2001, and $1.25 per share if exercised thereafter.

(b) Huckleberry Mine Construction Loan

Loan from a consortium of shareholders of Huckleberry in the amount of US$30,000,000 (2000 – US$30,000,000) with interest at the 6 month Libor rate plus 1.2% (3.10% at December 31, 2001; 7.62% at December 31, 2000) secured by a first fixed charge on all assets which comprise, are utilized primarily in connection with, or are necessary for the operation of the Huckleberry Mine, except for those components financed by the Huckleberry Mine Infrastructure Loan (Note 10(c)), in which case the Lenders have a second fixed charge. In addition, the Lenders hold a floating charge over all other assets of Huckleberry.

As part of a financial restructuring package for Huckleberry negotiated in 1999, repayments for 1999 and subsequent years were subject to available cash flow with any deferred principal and interest payments to January 1, 2002 due on that date. Subsequent to December 31, 2001 this repayment date was extended to September 30, 2002. The principal and interest due on September 30, 2002 is estimated to amount to US$17.3 million. As discussed in Note 3, Huckleberry is engaged in discussion with the lenders to extend or renegotiate this payment and there is no assurance that Huckleberry will be able to satisfy this payment when it is due.

(c) Huckleberry Mine Infrastructure Loan

Loan in the amount of $7,248,763 (2000 - $7,248,763) with interest calculated at a bank prime rate (4.0% at December 31, 2001; 7.5% at December 31, 2000) until November 3, 1999 and subsequent to that date at bank prime rate plus 4% for any period during which the average London Metal Exchange ("LME") copper price is less than US$1.20 per lb. and at bank prime rate plus 6% for any period during which the average LME copper price is equal to or greater than US$1.20 per lb. Collateral for the debt is provided by a specific and first charge over the project components financed by the loan and a floating charge over all other assets of the Huckleberry

Mine, subordinated to the claims of the Huckleberry Mine Construction.

Under the restructuring package referred to in Note 10(b) above, the lender of the Huckleberry Mine Infrastructure Loan also agreed to make repayments for 1999 and subsequent years contingent on available cash flow. They agreed to defer principal and interest amounts to January 1, 2002, however subsequent to December 31, 2001 the lender also agreed to extend the repayment date to September 30, 2002. The principal and interest due on September 30, 2002 is estimated to amount to $7.9 million.

(d) Huckleberry Mine Conditional Sales Agreement

Conditional sales agreement for US$361,037 (2000 – US$682,500) repayable in monthly installments of US$32,022 with interest at 11.667% secured by a registered charge on certain mobile mining equipment.

	2001	2000
Amount payable	$574,989	$1,023,887
Less portion due within one year	(574,989)	(482,258)
	$ -	$541,629

(e) Credit Facility

Credit facility of $3,000,000 (2000 - $3,000,000) from a company controlled by a director, repayable on June 30, 2003 with interest at 10% per annum secured by a pledge of the Company's interest in zed.*i* solutions inc. (formerly Colony Pacific Explorations Ltd. (Note 6)) and shares of the Company's wholly owned subsidiary, Silvertip Mining Corporation, which owns the Silvertip exploration property. During the year ended December 31, 1999 the Company granted 1,500,000 share purchase warrants in connection with this facility (Note 12).

(f) Advances Payable

Advances of $1,400,000 (2000 - $1,650,000) from a company controlled by a director, repayable on June 30, 2003 with interest at 10% per annum. Advances totaling $1,000,000 are secured by a pledge of the Company's oil and natural gas assets and the balance is unsecured.

Subsequent to December 31, 2001 this debt was settled for 14 million common shares of the Company under the terms of the Plan as discussed in Notes 2 and 21.

11. CONVERTIBLE DEBENTURES

During the year ended December 31, 2001 the Company issued subordinated secured convertible debentures with a face value of $4,670,000 that mature on January 31, 2006. The debentures are secured by a floating charge on all property of the Company, subordinated to all senior security holders and bear interest at 8% per year with interest payable quarterly, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $0.25 per common share.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity. These components have been measured at their respective fair values on the date the convertible debentures were issued. The Company has estimated the fair value of the equity component using an option pricing model assuming no dividends are to be paid, vesting occurring at the date of grant, a weighted average volatility of the Company's share price of 88% and a weighted average annual risk free interest rate of 5.18%.

The components of the convertible debentures are as follows:

	December 31, 2001	Issue Date April 11, 2001
Debt component	$2,692,717	$2,442,719
Equity component (net of financing costs of $39,252)	$2,188,029	$2,188,029

The debt component of the convertible debenture will be accreted to the face value of $4,670,000 through the recording of additional interest expense over the term of the convertible debenture.

Existing shareholders of the Company purchased $3,420,000 of the convertible debentures.

Subsequent to December 31, 2001 the convertible debentures, including accrued interest of $54,249, were settled for 47,242,488 common shares of the Company under the terms of the Plan as discussed in Notes 2 and 21.

12. SHARE CAPTIAL

Share Capital

Authorized

1,000,000	Class A non-voting 6% cumulative preferred shares with a par value of $5 each.
1,000,000	Class B non-voting cumulative preferred shares with a par value of $10 each, convertible and redeemable at par.
500,000,000	Common shares with no par value.

Issued and Fully Paid

	2001		2000	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of year	80,356,385	$17,320,462	80,314,951	$17,258,846
Issued pursuant to employee share purchase plan	257,224	44,342	221,434	61,922
Share consideration repaid on flow through shares issued in prior years	-	-	-	(306)
Balance, end of year	80,793,609	$17,364,804	80,536,385	$17,320,462

The Company acquired the mining assets of Princeton Mining Corporation ("Princeton") in 1998. At December 31, 2001 options to purchase 17,447 common shares of the Company were outstanding to the former directors, officers, and employees of Princeton and affiliates at prices ranging from $3.01 to $5.34 per share.

As part of the Plan, the options noted above and the options under the Share Option Plan noted below were cancelled and new options were authorized (Note 2 and 21).

At December 31, 2001 the Company has two share based compensation plans, which are described below.

Share Option Plan

Under the Amended and Restated Share Option Plan (1998), the Company may grant options to its employees for up to 6,756,500 common shares. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a five year period.

A summary of the status of the Company's share option plan as of December 31, 2001 and 2000 and changes during the years ending on those dates is presented below:

Options	2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,664,000	$0.59	5,829,000	$0.89
Granted	225,000	$0.30	3,240,000	$0.35
Forfeited	(389,000)	$0.44	(2,405,000)	$1.09
Outstanding at end of year	6,500,000	$0.59	6,664,000	$0.59
Options exercisable at end of year	4,537,000	$0.68	3,911,000	$0.70

The following table summarizes information about the share options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.30 to $0.66	5,480,000	2.8 years	$0.47	3,612,000	$0.53
$0.88	225,000	1.0 years	$0.88	180,000	$0.88
$1.02 to $1.28	432,500	1.2 years	$1.10	382,500	$1.11
$1.60	362,500	5.1 years	$1.60	362,500	$1.60
	6,500,000	2.7 years	$0.59	4,537,000	$0.68

Employee Share Purchase Plan

Under the Amended and Restated Employee Share Purchase Plan (1997) full time salaried employees of the Company or any of its subsidiaries who have been continuously employed by the Company or any of its subsidiaries for at least six consecutive months can choose each year to have up to five percent of their annual base earnings withheld to purchase the Company's common shares. The Board of Directors of the Company, upon recommendation of the President of the Company, shall have the right in its absolute discretion to waive such six month period or refuse any employee or group of employees the right of participation or continued participation in the Plan.

The Company contributes an amount equal to the employees' contribution subject to the Company contribution being limited to 1,500,000 common shares in total, with an annual limit of 300,000 common shares.

The purchase price of each share is the greater of the closing price of the shares on The Toronto Stock Exchange at the end of each pay period for that quarter and the weighted average trading price five days prior to the end of each pay period.

The Company may issue shares from its treasury or purchase shares in the market for delivery to the employees.

During the year ended December 31, 2001 the Company issued 257,224 shares (2000 – 221,434 shares) from treasury and purchased 257,266 shares (2000 – 221,491 shares) in the market for delivery to employees.

Share Purchase Warrants	2001		2000	
	Number of Shares to be Acquired	Attributed Value	Number of Shares to be Acquired	Attributed Value
Balance, beginning of year	2,000,000	$303,177	3,500,000	$511,847
Expired during the year and transferred to deficit	-	-	(1,500,000)	(208,670)
Balance, end of year	2,000,000	$303,177	2,000,000	$303,177

At December 31, 2001, 2,000,000 common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan (Note 10(a)) during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $1.00 per share until December 31, 2001 and at a price of $1.25 after December 31, 2001 up to December 31, 2002.

At December 31, 2000, the 1,500,000 share purchase warrants issued during the year ended December 31, 1999 pursuant to a revolving credit facility with a company controlled by a Director of the Company (Note 10(e)) expired without being exercised. Each share purchase warrant entitled the holder thereof to purchase one common share of the Company at a price of $1.20 per share exercisable until December 31, 2000.

The Company has estimated the fair value of the warrants at the date of grant using an option pricing model assuming no dividends are to be paid, vesting occurring at the date of grant, a weighted average volatility of the Company's share price of 86% and a weighted average annual risk free interest rate of 5.73%. The fair value is being charged to operations over the initial term of the related debt.

13. INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the net loss before income taxes due to the following reasons:

	2001		2000	
	Amount	%	Amount	%
Loss before taxes:	$(18,886,455)	100.0	$(2,031,851)	100.0
(Recovery of) taxes thereon at the basic statutory rates	(8,423,359)	(44.6)	(926,524)	(45.6)
Increase resulting from:				
Tax losses and future tax assets not recognized in the period they arose	9,518,000	50.4	2,291,384	112.8
Resource allowance and earned depletion	(1,176,000)	(6.3)	(1,326,000)	(65.2)
B.C. mineral taxes	313,000	1.7	358,000	17.6
Large corporation taxes	215,000	1.2	129,000	6.3
Other	81,477	0.4	(38,520)	(1.9)
Income and Mineral Taxes	$528,118	2.8	$487,340	24.0

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets (liabilities) is as follows:

	2001	2000
Mineral properties	$40,160,000	$48,596,000
Net operating tax losses carried forward	10,245,000	9,623,000
Other	2,551,000	5,155,000
Less: long term debt	-	(12,821,000)
Net future tax asset	52,956,000	50,553,000
Less: valuation allowance	(52,956,000)	(50,553,000)
	$ -	$ -

14. LOSS PER SHARE

Loss per common share is calculated on the basis of the weighted average number of common shares outstanding during the year ended December 31, 2001 of 80,631,344 (2000 – 80,386,458). Incremental common shares exercisable upon the exercise of convertible debentures (Note 11) and stock options (Note 12) but have been excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

15. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions and balances with companies subject to significant influence not disclosed elsewhere in these consolidated financial statements are as follows:

	2001	2000
Accounts payable	$ -	$26,737
Other revenue	$243,460	$123,924

16. PENSION PLANS

During the year 2000 the Company wound up, at no material gain or loss to the Company, the defined benefit pension plan for certain staff employees of a wholly owned subsidiary.

17. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts for the Company's share of joint venture, assets, liabilities and results of operations:

	2001	2000
Balance Sheet		
Cash and cash equivalents	$1,149,846	$1,198,311
Other current assets	9,125,393	7,815,194
Mineral properties	52,558,529	55,984,767
Other assets	4,277,599	2,575,274
	67,111,367	67,573,546
Accounts payable and accrued charges	(4,481,102)	(3,644,503)
Long term debt, including current portion	(73,504,969)	(65,943,380)
Other liabilities	(1,164,714)	(1,043,449)
Net assets	$(12,039,418)	$(3,057,786)
Statement of Loss		
Revenues	$48,333,231	$51,016,671
Expenses	57,314,865	53,313,188
(Loss) Income	$(8,981,634)	$(2,296,517)
Statement of Cash Flows		
Cash flow from operations	$6,409,461	$10,535,293
Net change in non cash operating balances	(989,870)	(3,046,612)
Operating activities	5,419,591	7,488,681
Financing activities	(633,917)	(1,311,647)
Investment activities	(4,834,139)	(12,500,818)
(Decrease) in cash and cash equivalents	$(48,465)	$(6,323,784)

The Company's share of related party transactions and balances with the Company's joint venture partners are as follows:

	2001	2000
Accounts receivable	$4,780,627	$6,060,448
Accounts payable and accrued liabilities	$357,432	$212,498
Accrued interest on long term debt	$13,256,824	$9,022,278
Mineral revenue earned	$45,281,723	$48,653,254
Mineral production costs incurred	$12,289,370	$13,460,685
Interest on long term debt	$3,659,580	$8,760,520
Other interest	$220,532	$131,418

18. CONTINGENT LIABILITY

During 1998 the Company successfully negotiated an economic plan for both the Mount Polley Mine and Huckleberry Mine sponsored by the Job Protection Commission of British Columbia. Under the terms of the arrangements, which were effective in July 1998, both mines realized cost reductions for a period of two years. Certain of the cost reductions are contingently repayable in the event that commodity prices and exchange rates exceed specified levels during each calendar quarter. Assistance has been recorded as a reduction in the related cost where it is not repayable or is contingently repayable as described above. Costs for which only the related payment has been deferred are recorded as expenses in the period they are incurred with the related liability disclosed as current or long term depending on the anticipated date of repayment. The maximum contingency repayable at December 31, 2001 is $10,170,575 (2000 - $10,170,575) and the obligation to make payments will cease in July 2003.

As a result of the suspension of operations at the Mount Polley mine the Company has recorded a recovery of deferred salary and wage accruals, that were previously recorded as liabilities, totaling $1,221,830 as a reduction in the writedown and estimated net closure costs of the Mount Polley mine during the year ended December 31, 2001. These wages and salaries were deferred and are payable on April 30, 2002 on the condition that the Mount Polley mine is operating at that date. In the event that the Mount Polley mine re-starts operations and is in operation on April 30, 2002 the amounts would be payable.

19. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2001 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits and short term debt approximates their respective fair values. Under the term of the proposed Plan under the Companies' Creditors Arrangement Act (Note 2), the convertible debentures (Note 11) and a portion of the long term debt (Note 10(f)) will be exchanged for common shares. The unsecured creditors of the Company owed less than $5,000 will receive cash in full payment, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt. Based on the number of common shares to be issued and cash to be paid to the aforementioned creditors under the terms of the Plan, the fair value of accounts payable and accrued liabilities, the long term debt and the convertible debenture described in Note 10(f) and Note 11 is not readily determinable. In view of the uncertainty over the Company's ability to repay the long term debt which relates to the Mount Polley and Huckleberry mines as described in Notes 3 and 10, the fair value of this debt is also not readily determinable.

At December 31, 2000 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits, accounts payable and accrued liabilities, short term debt and long term debt, other than long term debt relating to the Huckleberry Mine reflected in the balance sheets approximated their respective fair values. In view of the uncertainty over the Company's ability to repay the long term debt which relates to the Huckleberry Mine as described in Notes 3 and 10, the fair value of this debt was not readily determinable.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company's US dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate and the majority of the Cdn dollar denominated long term debt bears interest at Canadian Bank prime rate plus 4%.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to one or two smelters. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to hedge or manage its exposure.

Subsequent to December 31, 2001, as part of the Company's program to hedge anticipated production revenues, Huckleberry entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell an aggregate US$3.0 million per month for the period January to April 2002 at an exchange rate of $1.60 per US$1.

Subsequent to December 31, 2001 Huckleberry entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell 20 million pounds of copper for the month of February 2002 at a minimum price of US$0.685 per pound. Huckleberry did not deliver into these contracts.

20. NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL BALANCES

The net decrease (increase) in non-cash operating working capital balances consists of the following:

	2001	2000
Marketable securities	$1,137,988	$(1,764,580)
Accounts receivable	2,929,693	2,833,309
Inventory	2,255,741	(20,049)
Accounts payable and accrued liabilities	(50,808)	6,057,031
Short term debt	(358,000)	(2,073,762)
	$5,914,614	$5,031,949

21. SUBSEQUENT EVENTS

(a) Subsequent to year end secured and unsecured creditors and the shareholders approved the Plan as described in Note 2. Under the Plan the following liabilities were paid:

	Liability	Amount Paid in Cash	Amount Paid in Shares	Number of Shares Issued
Unsecured creditors	$4,521,957	$1,000,000	$3,521,957	15,653,143
Long term debt	1,400,000	-	1,400,000	14,000,000
Convertible Debentures including accrued interest	4,724,249	-	4,724,249	47,242,488
	$10,646,206	$1,000,000	$9,646,206	76,895,631

The Company was divided into two distinct businesses, one focused on oil and natural gas and the other focused on mining. As part of the Plan, the shares of the Company were consolidated on a 1 for 10 basis and then the Company sold its mining business to its wholly owned subsidiary, IMI Imperial Metals Inc. ("Metals") in exchange for 15,768,924 shares of IMI Imperial Metals Inc. The shares of IMI Imperial Metals Inc. received by the Company were then distributed by the Company to its shareholders.

As this transaction occurred between parties under common control, the distribution to shareholders and the opening financial position of Metals will be based on the carrying values of the assets and liabilities of the mining business of Imperial Metals Corporation at the date of transfer.

IMPERIAL METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

Immediately after completion of the sale of the mining business in April 2002 the Company will change its name from Imperial Metals Corporation to IEI Energy Inc. IMI Imperial Metals Inc. will change its name to Imperial Metals Corporation.

Proforma Consolidated Balance Sheets of each of the two business entities prepared under the terms of the Plan on the assumption that the transaction occurred on December 31, 2001 (excluding reorganization costs incurred subsequent to December 31, 2001 which will be borne by IMI Imperial Metals Inc.) would be as follows:

	IEI Energy Inc. *(formerly Imperial Metals Corporation) (unaudited)*	Imperial Metals Corporation *(formerly IMI Imperial Metals Inc.) (unaudited)*
ASSETS		
Current Assets		
Cash	$3,666	$1,706,980
Marketable securities	3,505,306	-
Accounts Receivable	295,327	4,074,460
Inventory	-	6,908,209
	3,804,299	12,689,649
Oil and natural gas properties	1,590,065	-
Mineral properties	-	69,085,490
Future site reclamation deposits	-	7,665,075
Other assets	-	1,411,699
	$5,394,364	$90,851,913
LIABILITIES		
Accounts payable and accrued liabilities	$5,250,408	$6,130,488
Current portion of limited recourse long term debt	-	31,507,776
	5,250,408	37,638,264
Limited Recourse Long Term Debt and Accrued Interest	-	46,036,627
Other Long Term Debt	3,000,000	-
Future Site Reclamation Costs	205,647	8,781,901
	8,456,055	92,456,792
CAPITAL DEFICIENCY		
Share Capital	27,011,010	8,734,853
Share Purchase Warrants	303,177	-
Deficit	(30,375,878)	(10,339,732)
	(3,061,691)	(1,604,879)
	$5,394,364	$90,851,913

The pro forma consolidated balance sheet for Imperial Metals Corporation presented above consists of the Company's book values of its mining assets and liabilities at December 31, 2001 after adjustment for changes in accounting policies to be adopted by IMI Imperial Metals Inc. effective January 1, 2002. These changes include the retroactive application of the new accounting standard for recording foreign exchange gains and losses on translation or settlement of long term monetary items and the retroactive application of a change in revenue recognition to record mineral sales revenues when concentrate is shipped from port and the Company no longer bears risk of passage. These changes incorporated above result in an increase in the opening values of inventory and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities of $2,060,138, $2,541,316, $4,172,805 and $232,853 respectively, and an increase in the deficit of $4,421,131 as at December 31, 2001.

Therefore the Consolidated Balance Sheet of the Company as at December 31, 2001 does not equal the sum of the pro forma balance sheets presented above after giving effect to the Plan.

(b) As part of the Plan all existing stock options were cancelled (Note 12) and IEI Energy Inc. and Imperial Metals Corporation (formerly IMI Imperial Metals Inc.) were each authorized to issue to their directors, officers and employees options for the purchase of up to 1,500,000 common shares of the respective companies.

IEI Energy Inc. Corporate Information

Board of Directors
John A. Brussa
Burnet, Duckworth & Palmer
Calgary, Alberta

Pierre B. Lebel
Imperial Metals Corporation
Vancouver, British Columbia

Larry G.J. Moeller
Edco Financial Holdings Ltd.
Calgary, Alberta

Management
Larry G.J. Moeller
President

Meg Bregazzi
Controller

John A. Brussa
Corporate Secretary

Andre H. Deepwell
Assistant Corporate Secretary

Share Listing
TSX Venture Exchange
Symbol: IEN

Corporate Office
1700, 333 – 7th Avenue SW
Calgary, AB T2P 2Z1
Tel: 403-303-3813
Fax: 403-303-3810

Transfer Agent & Registrar
Computershare Trust Company of Canada
530 – 8th Avenue SW, 6th Floor
Calgary, AB T2P 3S8
Tel: 403-267-6800
Fax: 403-267-6529

Auditors
PricewaterhouseCoopers LLP
425 – 1st Street SW, Suite 1200
Calgary, AB T2P 3V7

Solicitors
Burnet, Duckworth & Palmer
350 – 7th Avenue SW, Suite 1400
Calgary, AB T2P 3N9